Mail Stop 4561

July 31, 2008

William D. Humes
Executive Vice President
  and Chief Financial Officer
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705

> **Re: Ingram Micro Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2007**
> **Filed February 27, 2008**
> **File No. 001-12203**

Dear Mr. Humes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant